

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 12, 2014

<u>Via e-mail</u>
Matias I. Gaivironsky
Chief Financial Officer
CRESUD Inc.
Moreno 877 24th Floor
Buenos Aires, Argentina

> RE: **CRESUD Inc.**
> **Form 20-F for the Fiscal Year Ended June 30, 2013**
> **Filed October 31, 2013**
> **File No. 1-29190**

Dear Mr. Gaivironsky:

We have reviewed your response letter dated April 30, 2014, and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Within your next response, please provide to us the management representations requested at the end of our March 28, 2014 letter on the registrant's letterhead and signed by a representative of the registrant.

2. We note your responses to comments 10, 11, and 12 in your correspondence dated April 30, 2014. We continue to evaluate your responses.

<u>Item 5. Operating and Financial Review and Prospects, page 89</u>

3. We note that the company uses exchange rates published by the Argentina Central Bank to covert its operations conducted in currencies other than its functional currency to Argentina Pesos for financial statement presentation purposes. In future filings, please disclose summarized financial information for these operations including the exchange rates used. Additionally, as a parallel market exchange rate exists in Argentina, please

disclose the impact to the company's operations if the parallel rates were used as opposed to the official rate for the periods presented. Please provide us with an example of your proposed disclosures.

4. We note your response to comment 3. Please also discuss your results of operations on a financial statement line item basis using the amounts from your Consolidated Statements of Income, as required by Item 5 of Form 20-F.

Item 8. Financial Information, page 100

Other Litigation, page 101

5. We note your response to our prior comment 7. Please tell us how management considered the results of the investigation carried out on your corporate books by the Comisión Nacional de Valores when evaluating your internal control over financial reporting and disclosure controls and procedures.

Financial Statements, page F-1

4. Acquisitions, dispositions and authorization pending approval, page F-101

Acquisition of joint venture, page F-104

6. We note your response to our prior comment 13. Please revise your disclosure in future filings to clarify that the Ps. 6.1 million was recognized as an asset within Trade and other receivables and not as a credit.

10. Interests in associates, page F-166

7. We note your response to our prior comment 17. Please provide the assumptions utilized by the company to determine the fair and in use values for the BHSA investment. Within your response please describe the reasons for the large difference between the two amounts.

17. Financial Instruments by Category, page F-186

8. We note your response to our prior comment 19. Please provide your analysis to support your conclusion that TGLT shares were traded with sufficient frequency and in a sufficient quantity for price information to be available at June 30, 2013 and 2011 but not at June 30, 2012.

19. Trade and other receivables, page F-196

9. We note your response to our prior comment 21. Please tell us what account you credit when you receive these post-dated checks and debit trade and other receivables.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Accountant, at (202) 551-3432 or me at (202) 551-3693 with any questions on the financial statements or related matters. Please contact Stacie Gorman, Attorney at (202) 551-3585 with any other questions.

Sincerely,

Eric McPhee
Senior Accountant